Exhibit 99.1

Memorandum

TO:	Hill Employees

FROM:	Raouf Ghali, CEO

RE:	Hill International Agrees to Join the Global Infrastructure Solutions Inc. Family of Companies

DATE:	August 16, 2022

Dear Colleagues,

I am excited to share that Hill International has entered into an agreement to join the Global Infrastructure Solutions Inc. (GISI) portfolio of companies www.gisi.com.

By becoming a GISI company, Hill will immediately enjoy several advantages. This includes the agility of being a privately held company and the financial backing to position Hill for our next 50 years of success. For our professionals, this move means there will be exponentially more ways to advance your careers into new markets and regions.

GISI is an employee-owned organization working in 90 countries serving the built and social environments. GISI’s mission closely aligns with Hill’s, and GISI’s more than 8,500 employees are driven, like Hill’s professionals, to create value for their clients.

Let me also emphasize that GISI preserves brand legacies—the Hill name and brand will remain—and selects only companies that help to strengthen its collective mission. I am confident Hill and GISI align closely in our values and approach, and that Hill employees in all positions, at all levels, and all around the world can rely on GISI to provide you with the management and corporate support you need to continue to grow your career with Hill.

Town Hall Meetings

To make sure you can ask any questions about GISI and what this decision will mean for Hill, we will be holding two regional employee town halls. CFO Todd Weintraub, CAO Bill Dengler, and I all look forward to discussing the future of Hill with you.

We will hold our international town hall at 10:00 AM Athens time (GMT +3) and our Americas town hall at 12:00 PM EDS on Wednesday, August 17. Look for your invitation shortly.

I have also briefed Hill’s senior leadership about what this move means for our company. I encourage you to reach out to your respective leaders if you have any specific questions in the short term.

Next Steps

While we work on the integration of Hill and GISI, we will keep the lines of communication open and will update you with more information as developments occur.

As always, thank you for your continued excellence in serving our clients, and for the opportunity to lead our company.

I am truly excited for this next phase of Hill’s success, and hope you are as well.

Sincerely,

Raouf

Raouf Ghali

Chief Executive Officer

Hill International

One Commerce Square

2005 Market Street, 17th Floor

Philadelphia, PA, 19103

Tel: (215) 309 - 7700

37A, Kifissias Ave

Maroussi 15123, Athens, Greece

Tel: +30 210 610 5171